1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2013

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date February 27, 2013	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT

PUBLICATION OF THE 2012 ANNUAL RESULTS OF YANCOAL AUSTRALIA, AN OVERSEAS SUBSIDIARY CONTROLLED BY YANZHOU COAL MINING COMPANY LIMITED

Yancoal Australia (a subsidiary controlled by the Company), the shares of which are listed on the ASX, published its 2012 annual results announcement.

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rule 13.09(2)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Yancoal Australia Limited (“Yancoal Australia”) (a subsidiary controlled by the Company), the shares of which are listed on the Australian Securities Exchange (“ASX”) (stock code: YAL), published its 2012 annual results announcement.

The major details of the production and sales volume of Yancoal Australia for the year 2012 are set out below:

Unit: kilotonne

		2012	2011
Raw coal production	total	22,152	14,939
	equity interest	19,905	13,322
Saleable coal production	total	16,293	10,853
	equity interest	14,673	9,730
Sales volume of saleable coal	total	16,516	11,442
	equity interest	14,818	10,233

The board of directors of the Company would like to draw the attention of the shareholders of the Company and the public investors to the following summary of principal audited financial data and indicators of Yancoal Australia which were prepared in accordance with the Australian Accounting Standards for the year 2012:

Unit: Australian dollar million

Project	2012	2011
Revenue from continuing operations	1,412.3	1,461.7

Total profit from continuing operations	160.8	437.5

Net profit from discontinued operations	1.4	-4.7
Net profit	404.6	301.5

	As at 31 December 2012	As at 31 December 2011
Total assets	7,928.8	5,506.7

Net assets	1,843.4	1,762.5

The merger of Yancoal Australia and Gloucester Coal Ltd (“Gloucester”) took effect on 27 June 2012. According to the merger arrangement, Yancoal Australia has excluded the assets of Cameby Downs Mine and Premier mine by the end of June 2012. The operation information of Yancoal Australia for the second half of year 2012 does not include the data of Cameby Downs Mine and Premier mine.

Given that there are differences between the Australian Accounting Standards and the Chinese Accounting Standards, there may be differences in certain items between the 2012 annual financial report of Yancoal Australia prepared in accordance with the Australian Accounting Standards and the financial data for the year 2012 provided by Yancoal Australia to the Company for the consolidation in accordance with the Chinese Accounting Standards.

Please refer to the full report as published on the ASX (http://www.asx.com.au/asx/statistics) by Yancoal Australia on 27 February 2013 for further details.

By order of the board of directors
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

27 February 2013

As at the date of this announcement, the Directors are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

ABOUT THE COMPANY

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC